Exhibit 99.73

i-80 Enters into US$135 Financing Package for Nevada-Focused Mining Complex

All currencies expressed as United States dollars unless otherwise stated

Reno, Nevada, December 14, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce the signing of definitive agreements in connection with the previously announced financing package for aggregate proceeds of $135 Million (the "Financing Package"), and an accordion option to potentially access an additional $100 million.

The Finance Package in its aggregate consists of:

(i)	$50 million convertible loan (the "Orion Convertible Loan") with OMF Fund III (F) Ltd. an affiliate of Orion Mine Finance (collectively "Orion")

(ii)	$10 million convertible loan (the "Sprott Convertible Loan" and together with the Orion Convertible Loan, the "Convertible Loans") with a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC

(iii)	$45 million gold prepay purchase and sale agreement entered into with affiliates of Orion (the "Gold Prepay Agreement"), including an accordion feature potentially to access up to an additional $50 million at i-80’s option

(iv)	$30 million silver purchase and sale agreement entered into with affiliates of Orion (the "Silver Purchase Agreement"), including an accordion feature to potentially access an additional $50 million at i-80’s option

(v)	an amended and restated offtake agreement entered into with affiliates of Orion (the "A&R Offtake Agreement")

The $60 million in Convertible Loans have been fully funded and issued. The obligations under the Gold Prepay Agreement and Silver Purchase Agreement will be senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County. Nevada. The effectiveness and funding under the Gold Prepay Agreement and the Silver Purchase Agreement are subject to customary closing conditions precedent for a transaction of this nature including providing security to Orion over the Granite Creek and the Ruby Hill projects and is targeted to occur prior to the end of December 2021.

The Financing Package, when combined with the recent equity financing completed by the Company, will place i-80 in a robust financial position to proceed with the aggressive advancement of its substantial asset portfolio detailed further below. Following completion of the Financing Package, the Company expects to have approximately $200 million in its treasury.

“The Financing Package will position i-80 to aggressively pursue the development of the Company’s portfolio of advanced-stage deposits, all located in Nevada, one of the world’s most favorable mining jurisdictions”, stated Ryan Snow, Chief Financial Officer of i-80. “With multi-million ounce gold and silver resources, and our enviable treasury position, we now pursue our objective to be one of the mining industry’s fastest growing producers”.

The Orion and Sprott Convertible Loans bear interest at 8.0% per annum and mature on December 13, 2025 and December 9, 2025, respectively. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to Toronto Stock Exchange ("TSX") approval, at the market price of the common shares on the TSX at time of the conversion of such interest.

Under the Gold Prepay Agreement, commencing March 31, 2022, i-80 will deliver to Orion 3,000 troy ounces of gold for each of the quarters ending March 31, 2022 and June 30, 2022, and thereafter, 2,000 troy ounces of gold per calendar quarter until September 30, 2025 in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold. Upon a positive construction decision by i-80 for both (a) the processing facilities at the Lone Tree project, and (b) any two of the following:  the Ruby Hill underground development (including ruby deep and/or blackjack deposits), the Granite Creek open pit development, or the McCoy-Cove Project, in all cases based on a feasibility study, in form and substance satisfactory to Orion, i-80 may request an increase in the $45 million prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the Gold Prepay Agreement.

Under the Silver Purchase Agreement, commencing April 30, 2022, i-80 will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay i-80 an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, i-80 is required to deliver the following minimum amounts of silver in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. Upon a construction decision for the Ruby Hill project, comprised of one or both of the Ruby Deeps or Blackjack deposits, which construction decision is based on a feasibility study in form and substance satisfactory to Orion, acting reasonably, i-80 will have the right to request an additional deposit from Orion in the amount of $50 million in aggregate in accordance with the terms of the Silver Purchase Agreement.

The main amendments reflected in A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Granite Creek and Ruby Hill projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023.

Additionally, in connection with the Gold Prepay Agreement, the Company has issued to Orion warrants to purchase up to 5,500,000 common shares of the Company (the "Warrants"). The Warrants may be exercised at any time at an exercise price of C$3.275 per common share until December 13, 2024. The Financing Package remains subject to final acceptance by the TSX upon satisfaction of customary post-closing conditions. The Convertible Loans and the Warrants issued by the Company in connection with the Financing Package will be subject to a statutory four month hold period from the respective dates of issue.

The Company recently closed a transaction to acquire the Lone Tree and Buffalo Mountain gold deposits from NGM, including certain processing infrastructure, that is expected to become the hub of i-80’s Nevada property portfolio. i-80 also acquired the producing Ruby Hill mine, that includes multiple deposits that collectively represent one of Nevada’s largest gold, silver and base metal endowments that, when combined with existing assets Granite Creek and McCoy-Cove, i-80 is now positioned to begin executing on its plan to build a prominent, stand alone, growth-oriented, multi-asset gold producer.

“Our primary target is to quickly grow our production profile to create a Nevada-focused mid-tier gold producer and achieve our goal of becoming one of the largest producers in the State”, stated Ewan Downie, Chief Executive Officer of i-80 Gold. “As one of only three companies in Nevada with infrastructure to process refractory mineral resources, i-80 has gained a strategic advantage for long-term mine development”.

i-80 is proceeding with its plan to build a minimum of four new mining operations at its Ruby Hill, Granite Creek, Buffalo Mountain, and McCoy-Cove properties over the next three years, with mineralization from all sites ultimately being processed at Lone Tree. While Lone Tree is being retrofitted to suit mineralization from the i-80 properties, NGM has agreed to process material for i-80 at its currently operating processing facilities.

Ruby Hill Project

Open pit mining at Ruby Hill is now concluded with leaching to continue into 2022 and the Company is in the process of advancing permitting for an underground operation, including the construction of a decline from the bottom of the current Archimedes pit. This decline will then access higher-grade mineralization in the Ruby Deeps Zone located immediately below the pit that would subsequently be trucked to Lone Tree for processing. In order to accelerate the underground development plan, i-80 has commenced a large-scale drilling program that is expected to comprise more than 20,000 meters to delineate and expand mineralization, and for metallurgical purposes. The Ruby Deeps deposit is the main target of this program and remains wide open for expansion.

Poly-metallic mineralization has also been identified below the Archimedes pit (Blackjack Zone) and will be targeted in the 2022 drill program. Limited previous drilling intersected high-grade mineralization in the Blackjack Zone with intercepts up to 24.5 m grading 27% Zinc, 2.9 g/t Au & 11.3 g/t silver in hole HC1751. Estimated True width of the intercept is unknown. Refer to October 22nd, 2021 "NI 43-101 Report on 2021 Ruby Hill Mineral Resource Estimate Eureka Country, Nevada, USA" for information on historic assays. The Blackjack Zone remains open for expansion along strike to the south and at depth.

Granite Creek Project

i-80 is aggressively advancing development of the fully-permitted underground deposit at Granite Creek where resource grades are in excess of 10 g/t Au. Initial rehabilitation of the underground workings has been completed, where test mining has now commenced, and a major (+20,000 m) drilling program from surface and underground is underway to define multiple areas for mining and expand mineralization along strike and at depth where the deposit remains open. The Company is targeting delivery of the first mineralization from this program to NGM during the first quarter 2022 and ramp-up to full production in 2022. Longer term, i-80 is planning to process mineralization from Granite Creek at its Lone Tree Facility.

A metallurgical and geotechnical drilling program has also been completed on the near-surface mineralized zones at Granite Creek so that planning (economic and engineering work) and permitting for an open pit operation on the property can be advanced.

McCoy-Cove Project

The gold deposit defined at McCoy-Cove represents one of the highest-grade deposits with resources in excess of 1 million ounces of gold in North America. McCoy-Cove is permitted for underground development and i-80 will initiate construction of a decline in early 2022 to advance a major underground drill campaign, followed by completion of a full feasibility study.

A previously completed preliminary economic assessment demonstrated the strong economic opportunity at McCoy-Cove and the property is host to substantial infrastructure with road access. The Company had previously constructed a powerline to the portal site in preparation for the underground program. Mineralization at McCoy-Cove remains open for expansion.

Buffalo Mountain Project

The Buffalo Mountain Property is located approximately 10 km to the West of Lone Tree and is host to two known gold deposits where NGM had initiated permitting prior to the acquisition by i-80. The Company will continue this effort with a goal to be in a position to commence open pit mine construction in late 2022 or early 2023, ultimately processing material on the heap leach pad at Lone Tree. Mineralization at Buffalo Mountain remains open for Expansion.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the common shares described herein in the United States or in any other jurisdiction, nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful. The common shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and accordingly, may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. The Company is studying and costing the retrofitting of the Lone Tree Autoclave, advancing an underground development program for the Granite Creek Project, executing an initial drill campaign at Ruby Hill and intends to advance the McCoy-Cove Property through to advanced exploration.

Technical Information

The technical and scientific information contained in this press release has been reviewed by Tim George, PE, Manager, Engineering Services of the Company, and is a Qualified Person within the meaning of National Instrument 43-101.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, funding under the Prepay Gold Agreement and the Silver Purchase Agreement, completion of refurbishment and development activities at the Long Tree project, commencement of mining operations at the Lone Tree project or the Ruby Hill mine. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to satisfy of the relevant conditions to the completion of the transactions described herein, failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, failure to complete the Orion financing transaction on satisfactory terms, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

Cautionary Note to U.S. Investors Concerning Estimates of Resources: This press release uses the term “inferred resources.” “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. Information contained in the press release containing descriptions of any mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with Industry Guide 7 or the SEC’s new mining disclosure rules in Regulation S-K 1300. SEC Industry Guide 7 does not recognize the existence of resources. Under Regulation S-K 1300, reserve and resource definitions are substantially similar to the corresponding CIM Definition Standards; however, there are differences between NI 43-101 and Regulation S-K 1300 and therefore information contained in the press release may not be comparable to similar information made public by public U.S. companies pursuant to the Regulation S-K 1300 or SEC Industry Guide 7.